Exhibit 99.2

1049 Camino Dos Rios

Thousand Oaks, CA 91360

NEWSRELEASE

Teledyne Announces Accelerated Share Repurchase

THOUSAND OAKS, Calif. – September 3, 2014 – Teledyne Technologies Incorporated (NYSE:TDY) today announced that it has entered into an accelerated share repurchase agreement with a financial institution to repurchase 1,030,000 shares of Teledyne’s common stock, pursuant to the company’s previously announced share repurchase program. The estimated value of the accelerated repurchase transaction is approximately $100 million.

Under Teledyne’s 2,500,000 share stock repurchase program authorized in October 2011, Teledyne repurchased 1,124,852 shares for approximately $80 million through August 31, 2014.

“The accelerated share repurchase demonstrates our commitment to deliver value to our stockholders,” said Robert Mehrabian, Chairman, President and Chief Executive Officer of Teledyne. “While we are increasing our share repurchases, we continue to focus on balanced and disciplined capital deployment among capital expenditures, acquisitions and share repurchases.”

Under the agreement, Teledyne will immediately purchase shares from a financial institution, which will purchase an equivalent number of shares on the open market over the term of the transaction. Teledyne may receive, or be required to remit, a price adjustment based on a volume weighted average price of Teledyne’s common stock. This accelerated repurchase transaction is subject to customary terms and conditions and is expected to be completed no later than the second quarter of 2015.

Teledyne Technologies is a leading provider of sophisticated instrumentation, digital imaging products and software, aerospace and defense electronics, and engineered systems. Teledyne Technologies’ operations are primarily located in the United States, Canada, the United Kingdom, and Western and Northern Europe. For more information, visit Teledyne Technologies’ website at www.teledyne.com.

Forward-Looking Information Cautionary Notice

This press release contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, relating to a stock repurchase program. Actual results could differ materially from these forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those projected in the forward-looking statements is contained in Teledyne Technologies’ periodic filings with the Securities and Exchange Commission, including its 2013 Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. The company assumes no duty to update forward-looking statements.

Contact:	Jason VanWees (805) 373-4542